Sage Capital Management, LLC

Code of Ethics

All members and employees of Sage Capital Management, LLC will adhere to the code of ethics adopted by the CFA Institute -

All members and employees of Sage Capital Management, LLC (heretofore the firm ) will at all times:

1)	Act with integrity, competence, diligence, respect and in an ethical manner with the public, clients, prospective clients, the firm, members, employees, colleagues in the investment profession, and other participants in the global capital markets.
2)	Place the integrity of the investment profession and the interests of clients above member or employee personal interests.
3)	Use reasonable care and exercise independent professional judgment when conducting investment analysis, making investment recommendations, taking investment actions, and engaging in other professional activities.
4)	Practice and encourage others to practice in a professional and ethical manner that will reflect credit on members and employees of the firm and the profession.
5)	Promote the integrity of, and uphold the rules governing, capital markets.
6)	Maintain and improve member and employee professional competence and strive to maintain and improve the competence of other investment professionals.